Filed pursuant to Rule 253(g)(2)

File No. 024-10868

EXPLANATORY NOTE

This is a supplement to the offering statement on Form 1-A filed by Denim.LA, Inc. It is not a complete restatement of the offering statement, but rather only covers changes made to the offering statement that was qualified by the U.S. Securities and Exchange Commission (the “SEC”) on September 27, 2018, and subsequent supplements to that offering statement. The preliminary offering statement qualified by the SEC is available here, https://www.sec.gov/Archives/edgar/data/1668010/000114420418049243/tv502609_partiiandiii.htm. Supplements to that offering statement are available here,
https://www.sec.gov/Archives/edgar/data/1668010/000114420418051185/tv503696_253g2.htm; here,
https://www.sec.gov/Archives/edgar/data/1668010/000114420419021676/tv519919_253g2.htm; and here,
https://www.sec.gov/Archives/edgar/data/1668010/000164460019000019/Denim.LA_253g2v3.htm, and are incorporated by reference.

Additional information about Denim.LA, Inc. is available it its Annual Report filed on the Form 1-K, available here,
https://www.sec.gov/Archives/edgar/data/1668010/000114420419023262/tv520159_partii.htm; and in current reports filed on the Form 1-U, available here,
https://www.sec.gov/Archives/edgar/data/1668010/000114420419020983/tv519632_1u.htm; and here,
https://www.sec.gov/Archives/edgar/data/1668010/000114420419022643/tv520307_1u.htm, and are incorporated by reference.

This supplement covers a change in the Plan of Distribution to reflect that in such states where it is registered as a broker-dealer, the offering will be conducted with a StartEngine Primary, LLC as its placement agent. The offering will continue to utilize www.StartEngine.com as a technology platform to facilitate the company’s solicitation of investors.

OFFERING CIRCULAR SUPPLEMENT DATED SEPTEMBER 12, 2019

DENIM.LA, INC.

8899 BEVERLY BLVD., SUITE 600

WEST HOLLYWOOD, CA 90048

www.dstldjeans.com

UP TO 18,867,925 SHARES OF SERIES A-3 PREFERRED STOCK

UP TO 18,867,925 SHARES OF COMMON STOCK INTO WHICH THE SERIES A-3 PREFERRED STOCK MAY CONVERT

The minimum investment in this offering is $500.32, or 944 shares of Series A-3 Preferred Stock

The Series A-3 Preferred Stock is convertible into Common Stock either at the discretion of the investor or automatically upon effectiveness of registration of the securities in an Initial Public Offering. The total number of shares of the Common Stock into which the Series A-3 Preferred may be converted will be determined by dividing the Original Issuer Price per share by the conversion price per share. The Series A-3 Preferred Stock is non-voting except in the case that any proposed amendments to the company’s certificate of incorporation adversely affect the powers, preferences or special rights of the Series A-3 Preferred Stock but not the other classes of Preferred Stock of the company, in which case holders of Series A-3 Preferred Stock would have voting rights.

See “Securities Being Offered” at Page 34 of our offering circular dated September 27, 2018 for additional details.

Series A-3 Preferred Stock	Price to the Public	Total Number of Shares Being Offered	**Proceeds to Issuer Before Expenses, Discounts, and Commissions
Total Minimum:	$0.53	754,716	$399,999
Total Maximum:	$0.53	18,867,925	$10,000,000

** The company previously engaged SI Securities, LLC to serve as its placement agent to assist in the placement of its securities. During the time of the engagement with SI Securities, LLC, the company received gross investment of approximately $3,160,526 and paid $235,543 in fees and commissions to SI Securities, LLC. The company then engaged StartEngine Crowdfunding, Inc. to utilize its technology platform located at www.startengine.com. (“StartEngine”). The company paid $54,733 in fees to StartEngine for technology and administrative fees, including an administrative fee of $50 per investor. The company will also be required to issue warrants to StartEngine and StartEngine Primary based on the number of investors in the Offering. As of [date], the company has engaged StartEngine Primary, LLC (“StartEngine Primary”) to act as its placement agent in such stances in which StartEngine Primary is registered. The company will pay a cash commission of 7.0% to StartEngine Primary on sales of securities into states which it is registered, as well as issue a warrants for StartEngine Primary to purchase up to 5.0% of the Series A-3 Preferred Stock as sold though StartEngine Primary upon the same terms as investors in this offering. The company will also pay $10,000 to StartEngine Primary for coordinating filings with regulators and conducting a compliance review of the company’s offering. See “Plan of Distribution and Selling Security Holders” on page 46 for details regarding the compensation payable to third-parties in connection with this offering.

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The company expects that the amount of expenses, other than commissions, of the offering that it will pay will be approximately $42,000, not including state filing fees.

The company previously engaged The Bryn Mawr Trust Company of Delaware as an escrow agent to hold funds tendered by investors during the course of the engagement with SI Securities, LLC. The company has currently engaged Prime Trust LLC (the “Escrow Agent”) to hold funds tendered by investors. As the company has already reached its minimum in this offering, we may hold a series of closings at which we receive the funds from the Escrow Agent and issue the shares to investors. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. In the event we have not sold the minimum amount of shares by the date that is one year from the qualification of this offering with the Commission, or sooner terminated by the company, any money tendered by potential investors will be promptly returned by the Escrow Agent. The company may undertake one or more closings on a rolling basis once the minimum offering amount is sold. After each closing, funds tendered by investors will be available to the company. The offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8 of our offering circular, available here, https://www.sec.gov/Archives/edgar/data/1668010/000114420418051185/tv503696_253g2.htm#a_002.

Sales of these securities commenced on approximately September 28, 2018.

The company is following the “Offering Circular” format of disclosure under Regulation A.

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In this Offering Circular, the terms “we”, “Digital Brands Group”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

•	overall strength and stability of general economic conditions and of the apparel industry more specifically, both in the United States and globally;
•	changes in the competitive environment, including adoption of different delivery models by established companies and products that compete with our products;
•	our ability to generate consistent revenues;
•	our ability to effectively execute our business plan;
•	changes in laws or regulations governing our business and operations;
•	our ability to maintain adequate liquidity and financing sources and an appropriate level of debt on terms favorable to our company;
•	our ability to maintain quality control over our products;
•	costs and risks associated with litigation;
•	our ability to obtain and protect our existing intellectual property protections including trademarks;
•	changes in accounting principles, or their application or interpretation, and our ability to make estimates and the assumptions underlying the estimates, which could have an effect on earnings;
•	other risks described from time to time in periodic and current reports that we file with the Commission.

This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative, but not exhaustive. New risk factors and uncertainties not described here or elsewhere in this Offering Circular, including in the sections of entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” may emerge from time to time. Moreover, because we operate in a competitive and rapidly changing environment, it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements are also subject to the risks and uncertainties specific to the company including but not limited to the fact that we have limited operating history and have limited number of management and other staff. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements.

This Offering Circular contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this Offering Circular and the documents that we reference and have filed as exhibits to the offering statement of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect.

Should one or more of the risks or uncertainties described in this Offering Circular occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this Offering Circular are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

SUMMARY OF THE OFFERING

Securities offered

Minimum of 754,716 shares of Series A-3 Preferred Stock and 754,716 shares of Common Stock into which they may convert. As of July 31, 2019, we have sold 5,963,257 shares and have met our minimum offering requirement.

Maximum of 18,867,925 shares of Series A-3 Preferred Stock and 18,867,925 shares of Common Stock into which they may convert.

Minimum investment	The minimum investment in this offering is $500.32, or 944 shares of Series A-3 Preferred Stock. Investors that participated in the SeedInvest Auto Invest program had a lower investment minimum in this offering of $199.81, or 377 shares.

Common Stock outstanding before the offering	10,377,615 shares

Preferred Stock outstanding before the offering	32,420,329 shares

Preferred Stock outstanding at July 31, 2019	38,383,586

Preferred Stock outstanding after the offering (assuming a fully subscribed offering)	51,288,254 shares (see “Dilution” for more information on conversion of outstanding convertible notes)

Common Stock outstanding after the offering (assuming a fully subscribed offering in which all holders of Series A-3 Preferred Stock convert to Common Stock)	29,245,540 shares

Use of proceeds	The proceeds of this offering will be used for marketing, personnel, and product buys.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders as of September 28, 2018, giving effect to full conversion of all outstanding stock options, and assuming that the shares are sold at $0.53 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

Dilution Table #1	Date Issued	Issued Shares		Potential Shares	Total Issued and Potential Shares		Effective Cash Price per Share at Issuance or Potential Conversion
Common Shares	2013	10,377,615			10,377,615		$0.01	(3)
Series Seed Preferred Shares (conversions of convertible notes payable)	2014	20,714,518	(2)		20,714,518		$0.21
Series A Preferred Shares	2016	5,648,865	(2)		5,648,865		$0.48
Series A-2 Preferred Shares	2017	5,932,742	(2)		5,932,742		$0.50
Series CF Preferred Shares	2018	124,204	(2)		124,204		$0.52
Warrants (Advisory Agreements):
Common	2014			4,197,745	4,197,745	(1)	$0.16
Series A	2016			250,503	250,503	(1)	$0.43
Series A-2	2017			296,637	296,637	(1)	$0.50
Options:
$0.15 Options (net of forfeitures as of Sept. 28, 2018)	2014			4,137,652	4,137,652	(1)	$0.15
$0.10 Options (net of forfeitures as of Sept. 28, 2018)	2015			5,605,000	5,605,000	(1)	$0.10
$0.16 Options (net of forfeitures as of Sept. 28, 2018)	2016			3,363,764	3,363,764	(1)	$0.16
$0.16 Options (net of forfeitures as of Sept. 28, 2018)	2017			50,000	50,000	(1)	$0.16
$0.21 Options (net of forfeitures as of Sept. 28, 2018)	2018			4,825,000	4,825,000	(1)	$0.21

Total Common Share Equivalents		42,797,944		22,726,301	65,524,245		$0.18
Investors in this offering, assuming $10 Million raised		18,867,925			18,867,925		$0.53

Total After Inclusion of this Offering		61,665,869		22,726,301	84,392,170		$0.26

(1)	Assumes conversion at exercise price of all outstanding warrants and options

(2)	Assumes conversion of all issued preferred shares to common stock.

(3)	Common shares issued for various terms ranging from zero cash to $0.09 per share. Common shares issued without cash payment included 2,688,889 to a founder for a $242,000 forgivable note receivable, 83,124 shares under an advisory agreement, and 981,253 shares issued as part of conversion of a promissory note to Series A and common stock. 6,624,349 shares were issued for an effective cash price of $0.009 per share.

The following table illustrates the dilution that new investors will experience upon investment in the Company. This table uses the Company’s net tangible book value as of December 31, 2017 of $(2,539,554), which is derived from the net equity of the Company in the December 31, 2017 financial statements. This tangible net book value is then adjusted to contemplate conversion all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all options (17,981,416 shares) and warrants (4,744,885 shares) outstanding through current. Such conversions would provide $3,688,699 of proceeds and result in the issuance of 22,179,161 shares of common stock, 250,503 shares of Series A stock and 296,637 shares of Series A-2 stock, which are considered in the figures used in the calculations presented in the table. The realized offering costs in the following three calculations include $42,000 in professional and accounting costs, as well as realized fees and commissions of $235,543 paid to SI Securities, LLC, $54,733 paid to StartEngine, and $10,000 paid to StartEngine Primary. The potential additional offering cost includes an 7.0% commission paid to StartEngine Primary for gross proceeds in excess of the $3,160,526 sold as of the date of this supplement.

For consistency with the presentation of our net tangible book value as of December 31, 2017, investors should note that this table does not include the 5,963,257 shares sold in this offering as those sales were completed in 2018 and 2019.

The table presents two scenarios for the convenience of the reader: a $5,000,000 raise from this offering, and a fully subscribed $10,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$5 Million Raise	$10 Million Raise
Price per Share	$0.53	$0.53
Shares Issued	9,433,962	18,867,925
Capital Raised	$5,000,000	$10,000,000
Less: Realized Offering Costs	$(300,276)	$(300,276)
Less: Potential Additional Offering Costs	$(128,763)	$(478,763)
Net Offering Proceeds	$4,570,961	$9,220,961
Net Tangible Book Value as of Dec. 31, 2017	$1,129,145 (2)	$1,129,145 (2)
Net Tangible Book Value Post-financing	$5,700,106	$10,350,106

Shares issued and outstanding pre-financing, assuming full conversion and issued stock options	65,524,245 (1)	65,524,245 (1)
Post-Financing Shares Issued and Outstanding	74,958,207	84,392,170

Net tangible book value per share prior to offering	$0.017	$0.017
Increase per share attributable to new investors	$0.059	$0.105
Net tangible book value per share after offering	$0.076	$0.123
Dilution per share to new investors ($)	$0.454	$0.407
Dilution per share to new investors (%)	85.65%	76.86%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 4,744,885 outstanding stock warrants (providing proceeds of $928,099 to net tangible book value), and conversion of 17,981,416 outstanding stock options (providing proceeds of $2,740,600 to net tangible book value).

(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 623,639 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$5 Million Raise	$10 Million Raise
Price per Share	$0.53	$0.53
Shares Issued	9,433,962	18,867,925
Capital Raised	$5,000,000	$10,000,000
Less: Realized Offering Costs	$(300,276)	$(300,276)
Less: Potential Additional Offering Costs	$(128,763)	$(478,763)
Net Offering Proceeds	$4,570,961	$9,570,961
Net Tangible Book Value Pre-financing	$1,129,145 (2)	$1,129,145 (2)
Net Tangible Book Value Post-financing	$5,700,106	$10,700,106

Shares issued and outstanding pre-financing, assuming full conversion and authorization but unissued stock options	66,147,884 (1)	66,147,884 (1)
Post-Financing Shares Issued and Outstanding	75,581,846	85,015,809

Net tangible book value per share prior to offering	$0.017	$0.017
Increase per share attributable to new investors	$0.058	$0.109
Net tangible book value per share after offering	$0.075	$0.126
Dilution per share to new investors ($)	$0.455	$0.404
Dilution per share to new investors (%)	85.77%	76.25%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 4,744,885 outstanding stock warrants (providing proceeds of $928,099 to net tangible book value), and conversion of 17,981,416 outstanding stock options (providing proceeds of $2,740,600 to net tangible book value) and conversion of authorized but unissued stock options of 623,639 shares (no adjustment for proceeds contemplated in the calculations).

(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

The final table is the same as the previous two, but removes the assumptions of conversion of options, and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis:	$5 Million Raise	$10 Million Raise
Price per Share	$0.53	$0.53
Shares Issued	9,433,962	18,867,925
Capital Raised	$5,000,000	$10,000,000
Less: Realized Offering Costs	$(300,276)	$(300,276)
Less: Potential Additional Offering Costs	$(128,763)	$(478,763)
Net Offering Proceeds	$4,570,961	$9,220,961
Net Tangible Book Value Pre-financing	$(2,539,554)	$(2,539,554)
Net Tangible Book Value Post-financing	$2,031,407	$6,681,407

Shares Issued and Outstanding Pre-Financing	42,797,944 (1)	42,797,944 (1)
Post-Financing Shares Issued and Outstanding	52,231,906	61,665,869

Net tangible book value per share prior to offering	$(0.059)	$(0.059)
Increase/(Decrease) per share attributable to new investors	$0.098	$0.168
Net tangible book value per share after offering	$0.039	$0.108
Dilution per share to new investors ($)	$0.491	$0.422
Dilution per share to new investors (%)	92.66%	79.56%

(1)	Assumes conversion of all issued preferred shares to common stock

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares, whether as part of a capital-raising event, or issued as compensation to the company’s employees or marketing partners. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most development stage companies do not pay dividends for some time).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●	In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company, but her stake is worth $200,000.

●	In June 2015, the company has run into serious problems, and in order to stay afloat, it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company, and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. In some cases, dilution can also completely wipe out the value of investments made by early investors, without any person being at fault.

Investors should understand how dilution works and the availability of anti-dilution protection.

Dilution Protection for Other Stockholders

Previous investors have protection from dilution that does not apply to investors in this offering. “Major Investors” are granted a right of first offer in Section 4 of the Denim.LA, Inc. Investors’ Rights Agreement dated October 10, 2014, as a form of protection from dilution. We have granted “Major Investors,” or those who own at least 735,000 outstanding shares of the company, prior to the Series A-3 Preferred offering, and on a pre-stock split basis, the right of first offer to purchase shares in new securities we may propose to sell after the date of that agreement. When we propose to undertake an issuance of new securities, such as the Series A-3 Preferred Stock in this offering, we must give each Major Investor written notice describing the type of new security, the price and the general terms. Each Major Investor will have ten days after the notice is mailed or delivered to agree to purchase their pro rata share of the new securities. If a Major Investor does not exercise their right of first refusal within the ten-day period, we have ninety days to sell or enter into an agreement to sell that portion of new securities before the right resets. Alternatively, we may request that each Major Investor waive their right of first offer. For this offering, we have received such a waiver from each Major Investor. The right of first offer in the agreement will end if we make an initial public offering.

PLAN OF DISTRIBUTION AND SELLING SECURITY HOLDERS

Plan of Distribution

The company is offering a minimum of 754,716 and up to 18,867,925 shares of Series A-3 Preferred Stock on a best efforts basis. We intend for this offering to continue until September 26, 2019, one year following qualification by the SEC, or until sooner terminated by the company. As of July 31, 2019, we have sold 5,963,257 shares in this offering, resulting in gross proceeds of $3,160,526, which exceeds the minimum offering threshold included in our offering circular qualified on September 27, 2018. The Series A-3 Preferred Stock may be converted into the Common Stock of the company at the discretion of each investor, or automatically upon the occurrence of certain events, like an Initial Public Offering. As such, the company is qualifying up to 18,867,925 shares of Series A-3 Preferred Stock and up to 18,867,925 shares of Common Stock under this Offering Statement, of which this Offering Circular is part.

The company has engaged StartEngine Primary, LLC (“StartEngine Primary”) as its placement agent to assist in the placement of its securities in those states it is registered to undertake such activities. StartEngine Primary is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the offering may find it at https://www.startengine.com/. This offering circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

Commissions and Discounts

The following table shows the total discounts and commissions payable to StartEngine Primary in connection with this offering:

Per Share
Public Offering Price	$0.53
Placement Agent Commissions	$0.0371
Proceeds, before expenses, to us	$0.4929

The company will also be required to issue to StartEngine Primary warrants for the purchase of our Series A-3 Preferred Stock at a price of $0.53 per share. The number of shares acquirable upon exercise of the warrant will be equal to five percent of the gross proceeds raised through StartEngine Primary, divided by $0.53 per share.

The warrants will be exercisable for up to five years after the date of the closing in this Offering. The warrants include customary adjustment provisions for stock splits, stock dividends, and recapitalizations and other similar transactions. Further, on each six month anniversary following the initial issuance of the warrants, the number of shares acquirable shall increase by 25%.

Other Terms

In addition to the commission described above, the company will also pay a $10,000 to StartEngine Primary as an engagement fee to begin services. This fee will be used for the purposes of undertaking a compliance review. Any portion of this amount not expended and accounted for will be returned to the company.

StartEngine Primary may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If StartEngine Primary provides services to the company after this offering, the company may pay StartEngine Primary fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

StartEngine Primary intends to use an online platform provided by StartEngine Crowdfunding, Inc. (“StartEngine”), an affiliate of StartEngine Primary, at the domain name www.startengine.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. In addition, StartEngine will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be passed onto investors at cost and the company will reimburse StartEngine for transaction fees and return fees that it incurs for returns and chargebacks, pursuant to a Services Agreement.

Subscription Procedure

The Offering Statement has been qualified by the Commission as of September 27, 2018, and the company is accepting tenders of funds to purchase the Series A-3 Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date), as the minimum offering amount has been met. Investors may subscribe by tendering funds via wire or ACH only, or credit and debit cards, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. Upon closing, funds tendered by investors will be made available to the company for its use.

The minimum investment in this offering was $500.32, or 944 shares of Series A-3 Preferred Stock.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of your net worth (excluding the investor’s principal residence).

The company has entered into an Escrow Services Agreement with Prime Trust LLC (the “Escrow Agent”). Investor funds will be held by the Escrow Agent pending closing or termination of the offering. All subscribers will be instructed by the company or its agents to transfer funds by wire, credit or debit card, or ACH transfer directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving shares; escrowed funds may be returned.

Prime Trust is not participating as an underwriter or placement agent or sales agent of this Offering and will not solicit any investment in the company, recommend the company’s securities or provide investment advice to any prospective investor, and no communication through any medium, including any website, should be construed as such, or distribute this Offering Circular or other offering materials to investors. The use of Prime Trust’s technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this Offering. All inquiries regarding this Offering or escrow should be made directly to the company.

For its services, Escrow Agent will receive an escrow cash management fee in the amount of 0.5% of the funds held in escrow prior to any closing, not to exceed $4,000.

Previous Commissions and Discounts

The company previously engaged SI Securities, LLC as its placement agent to assist in the placement of its securities. During the course of that engagement, the company sold approximately $3,160,526 worth of its shares of Series A-3 Preferred Stock.

The following table shows the total discounts and commissions payable to SI Securities, LLC in connection with its previous participation in the offering:

Per Share
Public Offering Price	$0.53
Placement Agent Commissions	$0.04505
Proceeds, before expenses, to us	$0.48495

Selling Securityholders

No securities are being sold for the account of securityholders; all net proceeds of this offering will go to the company.

Liquidity

The company has been moving aggressively to seek a liquidity option for its shareholders within 90 days of the final closing of this offering. It is actively seeking options for a listing on one of two public exchanges.

The first option is an exchange listing of the company’s securities on the Alternative Investment Market (AIM), which is the London Stock Exchange’s international market for smaller growing companies. The company has engaged the services on an outside consultant, AIM Advisors, to help assist with this process. The company has conducted numerous business meetings with various law firms, brokers, and nominated advisors (Nomads) towards a potential direct listing on the market within 90 days of the final closing of this offering. In order to successfully list on the AIM, any company must identify and appoint a Nomad who will help the company come to market. Additionally, a company should appoint one or multiple brokers to help market any newly issued securities to potential investors. The company and its senior executives have already held multiple meetings with various nomads and brokers, however, to date, it has yet to sign any contracts and has not formally applied to list on the AIM.

The second option is an exchange listing of the company’s securities on the OTCQX market. The company has conducted multiple meetings with the OTC Markets Group, which regulates and OTCQX market, in order to better understand the regulatory and reporting requirements of listing on this exchange. The company already meets many of the criteria to list on this exchange, which include: 1) having more than 50 beneficial shareholders, 2) audited financial statements by an auditor registered with the Public Company Accounting Oversight Board (PCAOB), 3) have a primary class of securities with a minimum bid price of $0.25, 4) have a market capitalization of at least $10 million, 5) have ongoing operations, and 6) not subject to any bankruptcy or reorganization proceedings. Additionally, the company has met with a number of banks that could act as broker-dealers in a potential listing on the OTCQX. At this point, the company has not formally applied to list on the OTCQX, nor has it signed any contracts with any potential broker-dealer.

If the company lists on one of the above two public markets, the company intends to convert all issued shares of each class of Preferred Stock into Common Stock of the company in accordance with the Amended and Restated Certificate of Incorporation. The Series A-3 Preferred Stock is non-voting except as required under law. The company may convert the Series A-3 Preferred Stock into Common Stock without seeking approval of the holders of our Series A-3 Preferred Stock.

Investor Perks

To encourage participation in the Offering, the company is providing specific perks for investors. The company is of the opinion that these perks do not alter the sales price or cost basis of the securities in this offering. Instead, the perks are promotional discounts on future purchases of the products sold by the company, or a “thank you” to investors that help the company achieve its mission. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The company anticipates that the perks for this offering are as follows:

•	For investors who invest within the first 7 days of the offering commencing on the StartEngine Platform, investors will receive $500 in store credit for our DSTLD or ACE brands;

•	For investors who invest after the first 7 days and within the first 14 days of the offering commencing on the StartEngine Platform, investors will receive $250 in store credit for our DSTLD or ACE brands; and

•	For investors who invest after the first 14 days and within the first 28 days of the offering commencing on the StartEngine Platform, investors will receive $125 in store credit for our DSTLD or ACE brands.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the SEC. We will make annual report filings on Form 1-K, which was filed on May 2, 2019, and 120 days after the end of the fiscal year thereafter. The annual report will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due by September 28 each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the SEC. We hereby incorporate by reference into this Offering Circular all such Supplements, and the information on any Form 1-K, 1-SA or 1-U filed after the date of this Offering Circular.

All these filings will be available on the SEC’s EDGAR filing system. You should read all the available information before investing.